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                             June 11, 2020

       Glenn Laken
       Chief Executive Officer
       CMG Holdings Group, Inc.
       2130 North Lincoln Park West 8N
       Chicago, IL 60614

                                                        Re: CMG Holdings Group,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed on May 28,
2020
                                                            File No. 000-51770

       Dear Mr. Laken:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10

       Item 15. Financial Statements and Exhibits, page 41

   1. We note your response to comment 2, however we cannot locate Exhibit 3.2. Please revise or explain.
       General

   2. Based on your response to prior comment 4, it appears that you may not have complied with the federal
securities laws applicable to your tender offer. Please revise your registration statement
to add risk factor disclosure addressing the potential liability associated with your
non-compliance with the tender offer rules. Alternatively, please provide your legal
analysis as to how your tender offer complied with applicable federal securities laws.
 Glenn Laken
FirstName LastNameGlenn Laken
CMG Holdings Group, Inc.
Comapany NameCMG Holdings Group, Inc.
June 11, 2020
Page 2
June 11, 2020 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Ben Borgers